FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER
SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
AND EQUIVALENT LEGISLATION OF OTHER JURISDICTIONS

Item 1.	REPORTING ISSUER

Cardiome Pharma Corp.
3650 Wesbrook Mall
Vancouver, BC V6S 2L2

Item 2.	DATE OF MATERIAL CHANGE

September 3, 2003

Item 3.	PRESS RELEASE

September 3, 2003 - Vancouver, British Columbia

Item 4.	SUMMARY OF MATERIAL CHANGE

Cardiome announced that it expects to complete a partnershiptransaction with a pharmaceutical company to further develop and market RSD1235 in 2003. Cardiome also reported continued progress on the NDA submission in the OxyGout program and expects to file an NDA in the fourth calendar quarter of 2003. In addition, Cardiome intends to change its fiscal year-end from November 30 to December 31.

Item 5.	FULL DESCRIPTION OF MATERIAL CHANGE

Cardiome announced that it expects to complete a partnership transaction with a pharmaceutical company to further develop and market RSD1235 in 2003.

Cardiome also reported continued progress on the NDA submission in the OxyGout program. This orphan drug program is focused on application of oxypurinol to allopurinol-intolerant gout patients. Cardiome expects to file the NDA in the fourth calendar quarter of 2003.

In addition, Cardiome also indicated that it intends to change its financial reporting year. Currently, the fiscal year ends on November 30 and Cardiome changed that to December 31, so that the fiscal year-end coincides with the calendar year-end.

Item 6.	RELIANCE ON SECTION 85(2) OF THE SECURITIES ACT (BRITISH COLUMBIA) AND EQUIVALENT LEGISLATION OF OTHER JURISDICTIONS

Not Applicable.

Item 7.	OMITTED INFORMATION

Not Applicable.

Item 8.	SENIOR OFFICER

	Name:	Christina Yip
	Title:	Vice President, Finance and Administration
	Phone No.:	604-677-6905

Item 9.	STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 4th day of September, 2003.

CARDIOME PHARMA CORP.

Per:
"Christina Yip"

Christina Yip,
Vice President, Finance and Administration

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.